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philipmichael2018 (LinkedIn)
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(Personal)
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Top Skills

Entrepreneurship

Social Media

Business strategy

Philip Michael

I want to create 100,000 millionaires of color by 2030.
New York, New York, United States

Summary

I'm an investor, entrepreneur and author. Used to host on NuvoTV
and SiriusXM. Now I mostly work, laugh and dance all day. (Mostly
at the same time.)

I live in a naive bubble of eternal, constant high-beam vibration,
powered by gratitude and fueled by fearless ambition.

I love manifesting the most absurd sh*t and seeing others unlock that
same power. Chasing dreams is the s%*t.

"Can't", "impossible", "realistic" = curse words.

I know 3-5 things pretty well; other than that, I'm pretty much a
simpleton. Kinda like it that way. I write articles from time to time;
Forbes, Entrepreneur, WealthLAB.co, and a few I'm forgetting.

We're currently building some of the coolest, historic buildings in the
Northeast. With Scandinavian flavor. Come rock with it.

I'm blessed to be surrounded by the best people day in and day out,
mentored by the best and somehow able to be of use in their world.
Always down for a coffee so just HMU.

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Experience

NYCE Companies
CEO, NYCE Group
March 2020 - Present (2 years 8 months)
Greater New York City Area

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